

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

<u>Via E-mail</u>
Mr. Kevin P. Stevenson
Chief Financial Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
 Norfolk, Virginia 23502

> **Re: Portfolio Recovery Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 6, 2014**
> **Response dated October 3, 2014**
> **File No. 000-50058**

Dear Mr. Stevenson:

We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>7. Income Taxes, page 17</u>

1.   We note in your response to comment 1 that the Company believes it has sufficient support for the technical merits of its position and that it is more likely that not this position will ultimately be sustained. In light of this belief, please explain to us your basis under ASC 740-10-25 for accruing the full tax liability.

Mr. Kevin P. Stevenson
Portfolio Recovery Associates, Inc.
October 9, 2014
Page 2

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director